

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

November 16, 2011

Via E-Mail
Adam M. Fox, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

**Re: Oil Service HOLDRS Trust; File No. 5-86410**
**Regional Bank HOLDRS Trust; File No. 5-86411**
**Biotech HOLDRS Trust; File No. 5-86409**
**Retail HOLDRS Trust; File No. 5-86412**
**Semiconductor HOLDRS Trust; File No. 5-84554**
**Pharmaceutical HOLDRS Trust; File No. 5-79676**
**Amendment No. 4 to Schedule TO filed on November 15, 2011**

Dear Mr. Fox:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Offer to Exchange

1. We note that Merrill Lynch, which holds HOLDRS depositary receipts, will receive consideration from Van Eck upon the successful completion of the Exchange Offers and the amount of consideration will be based on among other things, the value of receipts tendered into the Exchange Offers. Please advise us as to how the bidders are complying with the best price provision in Rule 14d-10(a)(2).

Please direct any questions to me at (202) 551-3411.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions